FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 – 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   “Carl R. Jonsson”

Name:   Carl R. Jonsson

Title:   Director

Dated:   June 2,  2004

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

ACREX VENTURES LTD.

FOR QUARTER ENDED

MARCH 31, 2003

DATE OF REPORT

MAY 26, 2003

ISSUER ADDRESS

1400 - 570 GRANVILLE STREET,VANCOUVER,

BRITISH COLUMBIA, V6C 3P1

ISSUER TELEPHONE NUMBER

604-277-1752

ISSUER FAX NUMBER

604-687-4212

CONTACT PERSON

MALCOLM POWELL

CONTACT'S POSITION

PRESIDENT

CONTACT TELEPHONE NUMBER

604-675-7640

CONTACT EMAIL ADDRESS

MPOWELL@ACREXVENTURES.COM

WEB SITE ADDRESS

www.acrexventures.com

CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“T.J. MALCOLM POWELL”

03/05/26

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

“CARL R. JONSSON”

03/05/26

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

SCHEDULE A

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

MARCH 31, 2003

1.  NOTICE TO READER

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

FERNANDO J. COSTA INC.

NOTICE TO READER

We have compiled the balance sheet of ACREX Ventures Ltd. as at March 31, 2003 and the statement of earnings and deficit and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia, Canada

BEDFORD CURRY & CO.

May 16, 2003

CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended March 31,
	2003	2002

REVENUE

Interest	$7,906	-

EXPENSES

Legal	26,219	3,325
Management fees	18,000	-
Consulting	14,180	-
Filing fees	9,235	2,050
Accounting	8,600	3,743
Rent	7,131	-
Office and general	5,366	694
Property evaluation cost	5,266	-
Promotion and travel	4,370	1,065
Investor relations	3,644	-
Transfer agent fees	1,100	747

	(103,111)	(11,624)

NET LOSS	(95,205)	(11,624)

Deficit, beginning of period	(2,919,064)	(2,682,209)

DEFICIT, end of period	$(3,014,269)	(2,693,833)

LOSS PER SHARE - BASIC / DILUTED	$(0.012)	(0.004)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	8,038,616	3,342,216

ACREX Ventures Ltd. BALANCE SHEET Unaudited - See Notice to Reader

	March 31,	December 31,
	2003	2002

ASSETS

Current
Cash	$451,662	554,856
Accounts receivable	14,661	30,014

	466,323	584,870

Mineral properties [Note 2]	466,874	387,643
Deferred share issue costs	7,500	-

	$940,697	972,513

LIABILITIES

Current
Accounts payable	$78,843	15,454

SHAREHOLDERS' EQUITY

Share capital [Note 3]	3,876,123	3,876,123
Deficit	(3,014,269)	(2,919,064)

	861,854	957,059

	$940,697	972,513

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"

"CARL R. JONSSON"

Director

Director

ACREX Ventures Ltd. STATEMENT OF CASH FLOWS Unaudited - See Notice to Reader

	Three months ended March 31,
	2003	2002

OPERATIONS

Net loss	$(95,205)	(11,624)

Changes in non-cash working capital balances:
Decrease in accounts receivable	15,353	150
Increase in accounts payable	63,389	17,768

	(16,463)	6,294

FINANCING

Exploration expenditures	(79,231)	-
Deferred share issue costs	(7,500)	(7,625)

	(86,731)	(7,625)

Decrease in cash	(103,194)	(1,331)

Cash, beginning of period	554,856	1,679

CASH, end of period	$451,662	348

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2003

Unaudited - See Notice to Reader

1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  MINERAL PROPERTIES

	Michaud	Nunavik	Total

Acquisition costs
Balance, beginning of period	$25,000	-	25,000
Acquisition fees	-	16,763	16,763

Balance, end of period	25,000	16,763	41,763

Exploration costs
Balance, beginning of period	362,643	-	362,643
Third party exploration	56,868	-	56,868
Consulting	5,600	-	5,600

Balance, end of period	425,111	-	425,111

Balance, end of period	$450,111	16,763	466,874

The Mineral Properties are located in Canada in the provinces of Ontario and Quebec.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2003

Unaudited - See Notice to Reader

3.  SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value.  The issued share capital is as follows:

	March 31, 2003		December 31, 2002

	Number	Amount	Number	Amount

Balance, beginning and end of period	8,038,616	$3,876,123	3,342,216	$2,590,605

Issued for cash	-	-	4,608,000	1,439,975
Finders' fee	-	-	83,400	25,000
Warrants exercised	-	-	5,000	1,500
Share issue costs	-	-	-	(180,957)

Balance, end of period	8,038,616	$3,876,123	8,038,616	$3,876,123

Stock options - The Company has issued stock options as follows:

Warrants - The Company has issued stock warrants as follows:

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2003

Unaudited - See Notice to Reader

4.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $22,225, from a law firm of which a director is a member. Accounts payable and accrued expenses includes $12,928 due to the law firm.

The Company incurred management fees of $18,000 and equipment rental of $2,517 from a company owned by a director of the Company.

The Company incurred geologist fees of $5,600 from a company owned by a director of the Company.

5.  SUBSEQUENT EVENT

On May 1, 2003, the Company issued 1,520,000 units for gross proceeds of $334,400 pursuant to its brokered private placement offering dated February 11, 2003.  Each  unit consists of one common share and one-half share purchase warrant. Each full warrant entitle the holder to purchase one share at $0.27 per share until November 1, 2004.  Additionally, 15,000 shares and 304,000 non-transferable Agent warrants were issued which entitle the holder to purchase one share at $0.27 per share until November 1, 2004.

 ACREX VENTURES LTD.

SCHEDULE B

For the 3-month ended March 31, 2003

1.

Breakdown of expenditures:  See details provided in Statement of Earnings and Deficit in Schedule “A”.

2.

Non-arm’s length (related party) expenditures:

See details in Note 4 in Schedule “A”.

3.

For the quarter under review – ending March 31, 2003

No securities of the Company were issued during the quarter.  Nor were any warrants or options exercised.  No options or warrants were granted during the period.

4.

As at March 31, 2003

Particulars of authorized capital:

Authorized:

25,000,000 common shares

Issued:

8,038,616 common shares

Options outstanding:

Options are outstanding on 740,000 shares, exercisable at $0.30 per share on or before June 3, 2007

Convertible securities outstanding:

Nil

Warrants outstanding:

(i)

285,700 – entitling purchase of 285,700 shares exercisable until September 14, 2003 at $0.35 per share.

(ii)

789,933 – entitling purchase of 789,933 shares  exercisable until May 16, 2003 at $0.30 per share

(iii)

1,151,500 – entitling purchase of 1,151,500 shares exercisable until May 16, 2003 at $0.35 per share

(iv)

2,823,167 – entitling purchase of 2,823,167 shares exercisable until May 16, 2003 at $0.35 and thereafter, until May 19, 2004, at $0.40 per share

(v)

633,333 – entitling purchase of 633,333 shares exercisable until May 30, 2003 at $0.35 per share and thereafter until May 30, 2004 at $0.40 per share.

Total number of shares in escrow:

1,155,073

5.

Directors and Officers

Directors:

T.J. Malcolm Powell

Gregory G. Crowe

Carl R. Jonsson

Arthur Troup

Frank Lang

Officers:

T.J. Malcolm Powell – President

Carl R. Jonsson – Secretary and Chief Financial

Officer

ACREX VENTURES LTD.

SCHEDULE C

MANAGEMENT DISCUSSION

2002 was an important and pivotal year for the Company.  It succeeded in completing the filing of a Prospectus effective February 20, 2002.  As a result, it was able, through the agent appointed pursuant to the Prospectus, to publicly sell 3,974,667 Units – receiving gross proceeds of $1,249,975.10.

Effective August 8, 2002 the Company closed a private placement sale of 633,333 Units at a price of $0.30 per Unit to provide itself with proceeds of $189,999.90.

The Units that were sold all consisted of 1 share of the Company and one warrant entitling the purchase of an additional share of the Company – at varying one or two year periods and at exercise prices of $0.35 or $0.40 per share.   To date 5,000 of the warrants have been exercised at $0.30 per share.

The Company, by an agreement dated September 1, 2001, had obtained an option to earn a 60% interest in the Michaud property near Timmins, Ontario.  The Company was able to satisfy its first year’s obligations with respect to work on the Michaud property by conducting, in mid-2002, a drilling programme on the property which consisted of 9 drill holes averaging depths of up to 300 meters – for a total of 3,038.5 meters (approximately 9,969 feet) – at a cost of approximately $400,000.  The drilling programme was preceded by small geophysical programmes on portions of the property and a compilation, review and assessment of all available existing data on work done on the property by previous owners or optionees.

Subsequent to the completion of the 2002 drilling programme the Company did additional geophysical programmes on a portion of the property.

As a result of the work done on the Michaud property in 2002 the Company has identified significant gold mineralization over a strike extent of approximately 2.5 kilometers.  The property includes an additional approximately 6.5 kilometers of strike.  As a result of an analysis of the 2002 exploration work a further drilling programme has been recommended to Management – which the Company expects to initiate as soon as local conditions permit.  The recommended programme has an estimated cost of $700,000.

Effective April 29, 2003 the Company closed a brokered private placement of 1,520,000 Units at $0.22 each providing the Company with gross proceeds of $334,000.  The placement is part of a proposed larger brokered private placement – and if the broker is successful in selling additional units additional closings will occur.  It is estimated that as of the close of business April 30, 2003 the Company had approximately $650,000 in working capital on hand.

Effective January 17, 2003 the Company signed an Amendment Agreement with the owner of the Michaud property, Moneta Porcupine Mines Inc., amending the 2001 Agreement.  In the Amendment the Michaud property is essentially divided into an eastern smaller portion (which contains the inferred mineral resource of 468,000 ounces of gold – 2.4 million tonnes of rock containing an average of 6.07 grams of gold per tonne).  In this eastern portion the Company will continue to have the right to earn a 60% interest.  The Company will be able to extend the deadline for earning a 60% interest by the completion of a bankable feasibility study from May 15, 2007 to May 15, 2010 by paying the following amounts to Moneta (or issuing Acrex shares of equivalent value):  May 15, 2007 - $50,000 / May 15, 2008 - $150,000 / May 15, 2009 - $250,000.  This portion contains the inferred resource established by Barrick in 1996 of 2.4 million tons averaging 6.07 grams of gold per ton (or a total of 468,400 ounces of gold).

In the larger western portion (where the 2003 drilling programme will be conducted) the Company can now complete the earning of a 50% interest by spending a total of $1,000,000 on the Property (including the approximately $400,000 already spent) by May 15, 2004.  Acrex can increase its interest in the balance of the Property to 70% by giving Moneta a notice (which will create a firm obligation) that Acrex may spend an aggregate total of $2,750,000 on the Property by May 15, 2007.

An original provision in the Agreement whereby Acrex could, after having spent $1,000,000 on the Property, elect not to proceed and to instead take a 1% NSR in the Property has been deleted.  If Acrex does not spend the aggregate total of $2,750,000 on the Property it will lose the right to acquire any interests in the area containing the South and Southwest Zones.

The Company completed the filing of a Form 20F Registration Statement with the United States Securities and Exchange Commission –effective December 6, 2002.  The Company filed an Amended Form 20F with the U.S. SEC – which became effective April 21, 2003.  The amended 20F was filed in response to vetting comments received from SEC staff and to update the information contained in the document.

In western Canada, publicly traded companies which satisfy the requirements to be designated as a “qualified issuer” can issue private placement securities with a 4-month hold period instead of the normal 12-month hold period.  Normally, this is achieved by filing with the Securities Commission an Annual Information Form.  However, because the Company filed a Prospectus it also thereby became a qualified issuer.  Because it has been able to issue private placement securities with only a 4-month hold period attached to them it has been more successful in effecting the two private placements referred to earlier in this Report.

Because 2002 was a year of quite considerable activity by the Company its general and administrative expenses for the year of $240,433 substantially exceeded  the expenses during 2001 which was a year of relative inactivity by the Company.

To expand the Company’s mineral property base it has acquired a block of newly staked claims in the Ungava area of northern Quebec.  The claims are in an area which has had considerable exploration activity in recent months.  The Company has not sought any recommendations from its geologist as to any work to be done on the claims and has no present plans to conduct work on the claims.  The Company has also initiated negotiations with a view to acquiring some attractive mineral claims in Arizona, U.S.A.  However, there is no assurance that the negotiations will be successfully concluded.

As part of the Company’s 2002 Prospectus offering it issued 1,151,500 “A” Warrants and 789,993 Broker Warrants.  Each of these Warrants was exercisable on or before May 15, 2003 to purchase an additional share of the Company for an exercise price of $0.35 per share.  The Company has extended the term of the Warrants by one year to May 16, 2004 – at an increased exercise price of $0.40 per share.

The Company entered into an Agreement dated March 21, 2003 to engage Windward Communications & Consulting of Charlotte, North Carolina, U.S.A. to assist it in its shareholder and promotional activities, and to assist in the distribution on behalf of the Company of news letters and informational items.  The Agreement has no fixed term and can be terminated by either party on 14 days’ notice.  Pursuant to the rules of the TSX Venture Exchange the Company and its management remain responsible for all of its promotional and shareholder activities and releases.

DATED:

May 26, 2003

ON BEHALF OF THE BOARD OF DIRECTORS